SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 FORM 11-K



(Mark One)

[X] Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended
         December 31, 1996.

[_] Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934 for the transition period from _________ to _________.


Commission File Number  001-04777
---------------------------------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                      MATTEL, INC. PERSONAL INVESTMENT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               MATTEL, INC.
                        333 CONTINENTAL BOULEVARD
                    EL SEGUNDO, CALIFORNIA  90245-5012

[Price Waterhouse LLP letterhead]



                   REPORT OF INDEPENDENT ACCOUNTANTS
                   ---------------------------------




June 19, 1997



To the Participants and Administrators of the Mattel, Inc. Personal Investment Plan and the Mattel, Inc.
 Hourly Personal Investment Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits for each of the plans, the Mattel, Inc. Personal Investment Plan and the Mattel, Inc. Hourly Personal Investment Plan, held in the Mattel, Inc. Personal Investment Plan Master Trust present fairly, in all material respects, the net assets available for benefits of the Plans at December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plans' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ Price Waterhouse LLP
------------------------

               MATTEL, INC. PERSONAL INVESTMENT PLAN MASTER TRUST

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                 ----------------------------------------------

                                                        December 31, 1996
                                            ------------------------------------------
                                                                             Total
                                                              Hourly         Master
                                                 PIP           PIP           Trust
                                            ------------   ------------   ------------
ASSETS
------
Investment in Master Trust (Note 6)         $206,793,000   $     63,000   $206,856,000
Interest and dividends receivable                 43,000                        43,000
                                            ------------   ------------   ------------
    Total assets                             206,836,000         63,000    206,899,000
                                            ------------   ------------   ------------

LIABILITIES
----------

Excess contributions refunds
  payable                                          6,000                         6,000
                                            ------------   ------------   ------------
Net assets available for
  benefits                                  $206,830,000   $     63,000   $206,893,000
                                            ============   ============   ============

                                                        December 31, 1995
                                            ------------------------------------------
                                                                             Total
                                                              Hourly         Master
                                                 PIP           PIP           Trust
                                            ------------   ------------   ------------
ASSETS
------
Investment in Master Trust                  $180,793,000   $     15,000   $180,808,000
Contributions receivable                          12,000                        12,000
Interest and dividends receivable                 32,000                        32,000
                                            ------------   ------------   ------------
Net assets available for
  benefits                                  $180,837,000   $     15,000   $180,852,000
                                            ============   ============   ============

              The accompanying notes are an integral part of these financial statements.


               MATTEL, INC. PERSONAL INVESTMENT PLAN MASTER TRUST

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
            ---------------------------------------------------------


                                                        December 31, 1996
                                            ------------------------------------------
                                                                             Total
                                                              Hourly         Master
                                                 PIP           PIP           Trust
                                            ------------   ------------   ------------
Additions to net assets attributed to:
  Investment income:
    Interest                                $  7,466,000   $     16,000   $  7,482,000
    Dividends                                    289,000                       289,000
    Net appreciation in fair value
     of investments                           13,476,000          1,000     13,477,000
                                            ------------   ------------   ------------
                                              21,231,000         17,000     21,248,000
                                            ------------   ------------   ------------

  Contributions:
    Employee                                   9,163,000         11,000      9,174,000
    Employer                                  11,046,000         28,000     11,074,000
                                            ------------   ------------   ------------
                                              20,209,000         39,000     20,248,000
                                            ------------   ------------   ------------
    Total additions                           41,440,000         56,000     41,496,000
                                            ------------   ------------   ------------

Deductions from net assets
 attributed to:
  Benefits paid to participants              (15,447,000)        (8,000)   (15,455,000)
                                            ------------   ------------   ------------
    Net increase                              25,993,000         48,000     26,041,000

Net assets available for benefits:
  Beginning of year                          180,837,000         15,000    180,852,000
                                            ------------   ------------   ------------
  End of year                               $206,830,000   $     63,000   $206,893,000
                                            ============   ============   ============

       The accompanying notes are an integral part of these financial statements.


               MATTEL, INC. PERSONAL INVESTMENT PLAN MASTER TRUST

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
            ---------------------------------------------------------


                                                        December 31, 1995
                                            ------------------------------------------
                                                                             Total
                                                              Hourly         Master
                                                 PIP           PIP           Trust
                                            ------------   ------------   ------------
Additions to net assets attributed to:
  Investment income:
    Interest                                $  8,136,000                  $  8,136,000
    Dividends                                    116,000                       116,000
    Net appreciation in fair value
     of investments                           13,663,000                    13,663,000
                                            ------------   ------------   ------------
                                              21,915,000                    21,915,000
                                            ------------   ------------   ------------

  Contributions:
    Employee                                  12,913,000   $     11,000     12,924,000
    Employer                                   8,377,000          4,000      8,381,000
                                            ------------   ------------   ------------
                                              21,290,000         15,000     21,305,000
                                            ------------   ------------   ------------
    Total additions                           43,205,000         15,000     43,220,000
                                            ------------   ------------   ------------

Deductions from net assets
 attributed to:
  Benefits paid to participants              (20,447,000)                  (20,447,000)
                                            ------------   ------------   ------------
    Net increase                              22,758,000         15,000     22,773,000

Net assets available for benefits:
  Beginning of year                          158,079,000                   158,079,000
                                            ------------   ------------   ------------
  End of year                               $180,837,000   $     15,000   $180,852,000
                                            ============   ============   ============

       The accompanying notes are an integral part of these financial statements.

            MATTEL, INC. PERSONAL INVESTMENT PLAN MASTER TRUST
            --------------------------------------------------

                       NOTES TO FINANCIAL STATEMENTS
                       -----------------------------


NOTE 1 - GENERAL DESCRIPTION OF THE PLAN:
----------------------------------------

Mattel, Inc. (the "Company") maintains two separate savings plans which are held in the Mattel, Inc. Personal Investment Plan Master Trust (the "Master Trust"). The following description of the Mattel, Inc. Personal Investment Plan (the "PIP") and the Mattel, Inc. Hourly Personal Investment Plan (the "Hourly PIP", collectively the "Plans") is provided for general information only. Participants should refer to the respective plan agreements for a more complete description of specific plan provisions.

General
-------

The PIP, which was established November 1, 1983, is a contributory thrift savings form of a defined contribution plan covering nonunion employees of the Company and certain of its subsidiaries. The Hourly PIP, which was established July 1, 1996, is a similar type savings plan covering certain nonunion hourly employees of the Company. The Master Trust was established on July 1, 1996 to coincide with the creation of the Hourly PIP.

The Plans are administrated by the Company under the direction of the Pension Committee of the Board of Directors of the Company. The Plans' assets at December 31, 1996 and 1995 were held by The Northern Trust Company (the "Trustee") under the direction of the Pension Committee.
There were approximately 3,823 participants in the Plans as of December 31, 1996.

Contributions
-------------

For the PIP the Company makes automatic contributions ranging from 2 percent to 7 percent of compensation based upon covered participants' ages, regardless of whether the employees elect to personally contribute to the Plan. The Company will match 100 percent of the first 2 percent of compensation contributed by an employee and 50 percent of the next 4 percent. In addition, each employee may contribute up to an additional 9 percent of compensation, with no matching contribution by the Company.

For the Hourly PIP the Company makes automatic contributions of 1 percent of compensation for all employees, regardless of whether the employees elect to personally contribute to the Plan. The Company will match 25 percent of the first 6 percent of compensation contributed by an employee during their first five years of service. The match percentage increases to 30 percent and 40 percent if the employee has between six to ten years of service and more than ten years of service,

-------

respectively. In addition, each employee may contribute up to an additional 9 percent of compensation, with no matching contribution by the Company.

For both Plans participants are permitted to direct all contributions made to the Plans into one or more of four separate investment funds: a fixed income fund, a managed equity fund, an equity index fund and the Mattel stock fund. Participants may change their investment options twice each quarter. Participants can invest a maximum of 50 percent of their current contributions in the Mattel stock fund. In addition, participants cannot transfer more than 50 percent of their account balance to the Mattel stock fund.


Vesting
-------

Each participant hired prior to July 1, 1989 has a 100 percent vested interest in all contributions and earnings in his or her account, including the Company's matching contributions. Each participant hired after July 1, 1989 is immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of the participant's account plus actual earnings thereon is based on years of continuous service. Participants become 25 percent vested after two years of credited service and vest an additional 25 percent for each additional year of service through the fifth year at which time 100 percent vesting occurs.


Participant Loans Receivable
----------------------------

Participants may borrow from their accounts from a minimum of $2,000 to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus one percent set at the beginning of the month in which the loan is granted.
The interest rate is set for the duration of the loan. As of December 31, 1996, interest rates on loans outstanding ranged from 6 percent to 8.5 percent. Principal and interest are paid ratably through payroll deductions. In addition, funds may be withdrawn by participants prior to retirement under limited circumstances, subject to restrictions as defined by the Plans.


Participant Accounts
--------------------

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) plan earnings. Allocations are made based on the fund allocation percentages used for the employees' contributions. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

-------

Payment of Benefits
-------------------

Upon termination of service due to death, disability, retirement or other reasons, a participant or beneficiary may receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. Participants automatically become 100 percent vested in their account balance if their termination is due to total disability or retirement.


Expenses of the Plan
--------------------

Expenses incurred in the administration of the Plans are paid by the Company.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
----------------------------------------------------

Basis of Accounting
-------------------

The financial statements of the Plans are prepared using the accrual basis of accounting.


Valuation of Investments
------------------------

Investments held within the Master Trust are based on their fair values. Investments held in the managed equity fund, equity index fund and Mattel stock fund are valued using quoted market prices. Investments in the fixed income fund, made primarily pursuant to guaranteed investment contracts, are valued at contract value as determined by the insurance companies. Contract value represents contributions made under a guaranteed investment contract, plus interest at the contract rate, less administrative expenses charged by the insurance company. Participant loans receivable are valued at cost which approximates fair value.


Contributions
-------------

Contributions from plan participants are recorded in the period in which the Company makes payroll deductions from the employee's compensation. The Company's matching contributions are recorded in the period corresponding with the employee contributions. Employee rollover contributions are included as Employee Contributions in the financial statements.


Income Recognition
------------------

In accordance with the policy of presenting investments at current fair value, the net appreciation or depreciation in the fair value of investments during the period is reflected in the statement of changes in net assets available for benefits. Such net appreciation or depreciation in current fair value includes realized gains and losses on dispositions of securities during the period. Securities transactions are recorded on a trade date basis. Interest income is recorded as earned on an accrual basis. Dividend income is recorded on the ex-dividend date.

-------

Payment of Benefits
-------------------

Benefits payable to former employees are recorded in the period in which payment occurs.


Use of Estimates
----------------

Preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


NOTE 3 - RECONCILIATION OF THE FINANCIAL STATEMENTS TO FORM 5500:
----------------------------------------------------------------

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 for the PIP:

                                       December 31,   December 31,
                                           1996           1995
                                       ------------   ------------
  Net assets available for benefits
   per the financial statements        $206,830,000   $180,837,000

  Amounts allocated to
   withdrawing participants                                (29,000)
                                       ------------   ------------
  Net assets available for benefits
   per the Form 5500                   $206,830,000   $180,808,000
                                       ============   ============

There were no reconciling items in the net assets available for benefits for the Hourly PIP between the financial statements and the Form 5500 for the years ended December 31, 1996 and 1995.

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the PIP:

                                       December 31,   December 31,
                                           1996           1995
                                       ------------   ------------
  Benefits paid to participants
   per the financial statements        $ 15,447,000   $ 20,447,000

  Amounts allocated to
   withdrawing participants
   at current year end                            -         29,000

  Amounts allocated to
   withdrawing participants
   at prior year end                        (29,000)      (159,000)
                                       ------------   ------------
  Benefits paid to participants
   per the Form 5500                   $ 15,418,000   $ 20,317,000
                                       ============   ============

-------

Amounts allocated to withdrawing participants are recorded in the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date. There were no reconciling items for benefits paid to participants for the Hourly PIP between the financial statements and the Form 5500 for the years ended December 31, 1996 and 1995.


NOTE 4 - TAX STATUS OF THE PLANS:
---------------------------------

The administrator for the Plans has received determination letters from the Internal Revenue Service which confirmed the qualified and tax-exempt status of the Plans. Therefore, no provision for federal or state income tax has been made for the Plans.


NOTE 5 - PLAN TERMINATION:
--------------------------

The Company anticipates that the Plans will continue without interruption, but reserves the right to discontinue the Plan. In the event such discontinuance results in the termination of the Plan, participants shall be entitled to receive their account balance.


NOTE 6 - INVESTMENTS IN MASTER TRUST:
------------------------------------

The following summarizes the Plans' investments at December 31, 1996:

                                                        Hourly
                                  PIP         %           PIP       %        Total
                             ------------  -------   ------------  ---   ------------
Fixed Income Account         $115,479,000    99.95   $     54,000  .05   $115,533,000
Managed Equity Account         35,344,000    99.99          3,000  .01     35,347,000
Equity Index Account           35,228,000    99.99          3,000  .01     35,231,000
Mattel Stock Account           13,434,000    99.98          3,000  .02     13,437,000
Participant Loan Account        7,361,000   100.00                          7,361,000
Money Market Account              (53,000) (100.00)                           (53,000)
                             ------------            ------------        ------------
Total investments            $206,793,000    99.97   $     63,000  .03   $206,856,000
                             ============            ============        ============

The Plans administrator has directed the Trustee to invest any excess cash balances in The Northern Trust COLTV Short Term Investment Fund and the Northern Trust Co. STEP Fund, which are diversified portfolios of short-term investment securities.

-------

The following summarizes the changes in net assets available by fund for the years ended December 31, 1996 and 1995.

                                FOR THE YEAR ENDED DECEMBER 31, 1996
                                ------------------------------------

                                                      Participant Directed
                             ---------------------------------------------------------------------

                                  Fixed        Managed        Equity        Mattel
                                 Income        Equity         Index          Stock      Participant
                                  Fund          Fund           Fund           Fund         Loans
                              ------------   -----------   -----------   -----------   ------------
Investment income:

  Interest                    $  6,930,000             -             -   $     8,000   $    533,000
  Dividends                              -   $   183,000             -       106,000              -
  Net appreciation
   in fair value of
   investments                           -     5,974,000   $ 6,203,000     1,300,000              -

Contributions:

  Employer                       4,825,000     1,853,000     1,723,000       792,000              -
  Employee                       4,777,000     2,634,000     2,498,000     1,176,000              -

Fund transfers                  (8,079,000)    3,229,000     2,291,000     2,125,000        435,000

Benefit payments               (10,842,000)   (2,047,000)   (1,809,000)     (417,000)      (278,000)
                              ------------   -----------   -----------   -----------   ------------
(Decrease)/increase in
 net assets available
 for benefits                   (2,389,000)   11,826,000    10,906,000     5,090,000        690,000
                              ------------   -----------   -----------   -----------   ------------
Net assets available for
  benefits:
  Beginning of year            117,932,000    23,520,000    24,324,000     8,376,000      6,671,000
                              ------------   -----------   -----------   -----------   ------------
  End of year                 $115,543,000   $35,346,000   $35,230,000   $13,466,000   $  7,361,000
                              ============   ===========   ===========   ===========   ============


                   FOR THE YEAR ENDED DECEMBER 31, 1996
                   ------------------------------------

                                 Non-
                             Participant
                               Directed
                             ------------
                                                Total
                               Clearing        Master
                                Account         Trust
                             ------------   -------------
Investment income:

  Interest                   $     11,000   $   7,482,000 (a)
  Dividends                             -         289,000
  Net appreciation
   in fair value of
   investments                          -      13,477,000

Contributions:

  Employer                        (19,000)      9,174,000
  Employee                          4,000      11,089,000 (a)

Fund transfers                     (1,000)              -

Benefit payments                  (77,000)    (15,470,000)
                             ------------    ------------
(Decrease)/increase in
 net assets available
 for benefits                     (82,000)     26,041,000
                             ------------    ------------
Net assets available for
  benefits:
  Beginning of year                29,000     180,852,000
                             ------------    ------------
  End of year                $    (53,000)   $206,893,000
                             ============    ============


(a) Interest income related to participant loans of $533,000 was reclassified from employee contributions to interest income.


-------

                                FOR THE YEAR ENDED DECEMBER 31, 1995
                                ------------------------------------

                                                      Participant Directed
                             ---------------------------------------------------------------------

                                  Fixed        Managed        Equity        Mattel
                                 Income        Equity         Index          Stock      Participant
                                  Fund          Fund           Fund           Fund         Loans
                              ------------   -----------   -----------   -----------   ------------
Investment income:

  Interest                    $  7,844,000             -             -   $     7,000   $    450,000
  Dividends                              -   $    64,000             -        52,000              -
  Net appreciation
   in fair value of
   investments                           -     5,696,000   $ 5,618,000     2,167,000              -

Contributions:

  Employer                       5,351,000     1,324,000     1,187,000       495,000              -
  Employee                       7,509,000     2,296,000     2,153,000     1,003,000              -

Fund transfers                  (8,797,000)    2,296,000     3,896,000     1,985,000        665,000

Benefit payments               (16,566,000)   (1,449,000)   (1,919,000)     (216,000)      (208,000)
                              ------------   -----------   -----------   -----------   ------------
(Decrease)/increase in
 net assets available
 for benefits                   (4,659,000)   10,227,000    10,935,000     5,493,000        907,000
                              ------------   -----------   -----------   -----------   ------------
Net assets available for
  benefits:
  Beginning of year            122,591,000    13,293,000    13,389,000     2,883,000      5,764,000
                              ------------   -----------   -----------   -----------   ------------
  End of year                 $117,932,000   $23,520,000   $24,324,000   $ 8,376,000   $  6,671,000
                              ============   ===========   ===========   ===========   ============


                   FOR THE YEAR ENDED DECEMBER 31, 1995
                   ------------------------------------

                                 Non-
                             Participant
                               Directed
                             ------------
                                                Total
                               Clearing        Master
                                Account         Trust
                             ------------   -------------
Investment income:

  Interest                    $    11,000   $   8,312,000 (a)
  Dividends                             -         116,000
  Net appreciation
   in fair value of
   investments                      6,000      13,487,000

Contributions:

  Employer                         24,000       8,381,000
  Employee                        (37,000)     12,924,000 (a)

Fund transfers                    (45,000)              -

Benefit payments                  (89,000)    (20,447,000)
                             ------------    ------------
(Decrease)/increase in
 net assets available
 for benefits                    (130,000)     22,773,000
                             ------------    ------------
Net assets available for
  benefits:
  Beginning of year               159,000     158,079,000
                             ------------    ------------
  End of year                $     29,000    $180,852,000
                             ============    ============


(a) Interest income related to participant loans of $450,000 was reclassified from employee contributions to interest income.


                             POWER OF ATTORNEY
                             -----------------


          We, the undersigned members of the Committee designated to administer the Mattel, Inc. Personal Investment Plan, do hereby severally constitute and appoint Jill E. Barad, Ned Mansour, Robert Normile,
Barnett Rosenberg, Leland P. Smith and John L. Vogelstein, and each of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and behalf in our capacities as members of said Committee and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or any of them, may deem necessary or advisable to enable said Plan to comply with the Securities Exchange Act of 1934, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Annual Report on Form 11-K, including specifically, but without limitation, power and authority to sign for us or any of us, in our names in the capacities indicated below, any and all amendments hereto; and we do each hereby ratify and confirm all that said attorneys and agents or any one of them, shall do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee designated to administer the Mattel, Inc. Personal Investment Plan have duly caused this Annual Report on Form 11-K to be signed on behalf of the Plan by the undersigned, thereunto duly authorized in the City of El Segundo, State of California, on June 30, 1997.



                                      MATTEL, INC. PERSONAL
                                      INVESTMENT PLAN
                                      ---------------------
                                         (Name of Plan)


                                      By: /s/ Harold Brown
                                          ----------------
                                          Harold Brown

                                      By: /s/ Edward H. Malone
                                          --------------------
                                          Edward H. Malone

                                      By: /s/ Edward N. Ney
                                          -----------------
                                          Edward N. Ney